Act: 1934
Section: 12
Rule:
Public Availability: 8/5/2010

NO ACT

DC



August 5, 2010


10013129

PE 8-4-10

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: G REIT Liquidating Trust
Incoming letter dated August 4, 2010

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Exchange Act, operates as described in your letter without compliance with the registration and reporting requirements of the Exchange Act. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Trustee has caused the Liquidating Trust to operate in accordance with the Liquidating Trust Agreement and in compliance with the terms under which the Division granted no-action relief as described in the February Letter;

- the Trustee will continue to cause the Liquidating Trust to operate in the manner described in your letter;

- there have been no amendments to the Liquidating Trust Agreement;

- the Trustee has been current and timely in filing periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K;

- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;

- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;

- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;

- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or January 28, 2014 (provided that if the Liquidating Trust's existence is extended beyond such date, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- neither the Trustee nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;
- the Trustee will file periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K; and
- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,



Gregory S. Belliston
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 5, 2010

Mail Stop 4561

Carol M. McGee
Alston & Bird LLP
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

Re: G REIT Liquidating Trust

Dear Ms. McGee:

In regard to your letter of August 4, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

ALSTON&BIRD LLP

The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

202-756-3300
Fax:202-756-3333
www.alston.com

Carol M. McGee

E-mail: carol.mcgee@alston.com

Securities Exchange Act of 1934
Sections 12, 13 and 14

August 4, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Letter on behalf of G REIT Liquidating Trust

Ladies and Gentlemen:

We are writing on behalf of our client, G REIT Liquidating Trust (the "Liquidating Trust"), to request that the staff of the Division of Corporation Finance (the "Staff") confirm that, under the circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust, which was established in connection with completing the liquidation of the assets of G REIT, Inc., a Maryland corporation (the "Company"), does not register or report with respect to the units of beneficial interest in the Liquidating Trust under Sections 12(g) and 13, or comply with the proxy rules contained in Section 14, of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. BACKGROUND OF THE LIQUIDATING TRUST

The Liquidating Trust

The Liquidating Trust was formed on January 22, 2008, pursuant to a liquidating trust agreement (the "Liquidating Trust Agreement") in accordance with a plan of liquidation and dissolution (the "Plan of Liquidation") that was adopted by the board of directors and approved by the stockholders of the Company.[1] Also, on January 22, 2008 (the "Record Date"), in accordance with the Plan of Liquidation and the Liquidating Trust Agreement,

[1] For greater discussion of the background of the Company, *See G REIT, Inc. and G REIT Liquidating Trust* (Pub. Avail. Feb. 25, 2008).

the Company's stock records were closed and each stockholder of the Company on the Record Date automatically became the holder of one unit of beneficial interest in the Liquidating Trust for each share of the Company's Common Stock then held of record by such stockholder. On January 28, 2008, the Company transferred its then remaining assets and liabilities to the trustees of the Liquidating Trust (the "Trustees") to hold pursuant to the Liquidating Trust Agreement. Also on January 28, 2008, the Company filed Articles of Dissolution with the Maryland State Department of Assessments and Taxation with an effective date of January 28, 2008.

On the Record Date, there were 13,858 holders of the Company's Common Stock. On January 28, 2008, after the transfer of the Company's assets and liabilities to the Liquidating Trust, all outstanding shares of the Company's Common Stock were deemed cancelled. Stockholders of the Company on the Record Date were not required to take any action to receive beneficial interests in the Liquidating Trust. The rights of the beneficiaries in the Liquidating Trust are not represented by any form of certificate or other instrument. Rather, the Trustees maintain a record of the name and address of each beneficiary and such beneficiary's aggregate units of beneficial interest in the Liquidating Trust.

The sole purpose of the Liquidating Trust is to wind up the affairs of the Company, liquidate the Company's remaining assets, distribute the proceeds therefrom to the holders of beneficial interests and pay any liabilities, costs, and expenses of the Company or the Liquidating Trust. Under the terms of the Liquidating Trust Agreement, the Trustees are restricted to the holding, collection and sale of the Liquidating Trust's assets and the payment and distribution of the proceeds thereof in accordance with the terms of the Liquidating Trust Agreement.

The initial Trustees were Gary H. Hunt, W. Brand Inlow, Edward A. Johnson, D. Fleet Wallace and Gary T. Wescombe, each of whom served as a member of the Company's board of directors. Each of the initial Trustees currently remains as a Trustee of the Liquidating Trust. Successor Trustees may be appointed to administer the Liquidating Trust in accordance with the terms of the Liquidating Trust Agreement.

Under the terms of the Liquidating Trust Agreement, subject to certain exceptions related to transfer by will, intestate succession or operation of law, the beneficial interests in the Liquidating Trust are not transferable, nor does a beneficiary of the Liquidating Trust have authority or power to sell or in any other manner dispose of any such beneficial interests. Units of beneficial interest in the Liquidating Trust are not listed on any exchange or quoted on any quotation system. The Liquidating Trust Agreement provides that neither the Trustees nor any affiliate of the Trustees will take any action to facilitate or encourage any trading in beneficial interests in the Liquidating Trust or in any instrument tied to the value of such beneficial interests such as due bills trading. Anyone affiliated with the Company or the Liquidating Trust agrees not to take any such action.

Pursuant to the Liquidating Trust Agreement, the existence of the Liquidating Trust will terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration of a period of three years from the date assets were first transferred to such Liquidating Trust, which will be January 28, 2011. The existence of the Liquidating Trust may, however, be extended beyond the three year term if the Trustees determine that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustees shall have requested and received additional no-action assurances from the Staff.[2]

Under the terms of the Liquidating Trust Agreement, the Trustees are required to issue annual reports to the beneficiaries showing the assets and liabilities of such Liquidating Trust at the end of each year and the receipts and disbursements of the Trustees with respect to such Liquidating Trust for each year. The annual reports must describe the changes in the Liquidating Trust's assets and liabilities during the reporting periods. The financial statements contained in such reports are prepared in accordance with generally accepted accounting principles; however, the financial statements are not audited by an independent registered public accounting firm. Annual reports furnished to the beneficiaries are filed with the Commission under cover of Form 10-K using the Commission file number of the Company. The Chairman of the Trustees, Gary T. Wescombe, in his individual capacity, signs and files a certification with respect to the annual reports. In this regard, the certification, a form of which is attached to this letter, has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

- *Signatures:* Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications are met by the Chairman of the Trustees, Gary T. Wescombe, and all references in the certifications are solely to such Chairman.

- *Board and Audit Committee:* The Liquidating Trust does not have a board of directors or an audit committee and therefore all references to the board of directors have been deleted.

- *Statement of Operations:* The financial statements of the Liquidating Trust are provided on a liquidation basis and therefore the certification has been modified to reflect the liquidation basis of accounting.

- *Internal Controls:* The references in Section 4 of the certification to internal controls over financial reporting and the design of such internal controls are included in certifications accompanying annual reports.

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[2] The Liquidating Trust Agreement states that the Trustees must request and receive additional no-action assurances from the Commission. However, it is understood that such assurances, if granted, will be expressed through the Staff.

The Trustees must also cause the Liquidating Trust to file with the Commission current reports under cover of Form 8-K using the Commission file number for the Company whenever an event with respect to the Liquidating Trust occurred that would require the filing of a Form 8-K by a company with securities registered under the Exchange Act or whenever a material event relating to such Liquidating Trust's assets or liabilities occurs and a copy of each such report must be sent to all holders of beneficial interests in the Liquidating Trust.

Grubb & Ellis Realty Investors, LLC, (formerly known as Triple Net Properties, LLC, and the Liquidating Trust's "Advisor"), manages the Liquidating Trust's day-to-day business affairs and assets and carries out the directives of the Trustees. The Liquidating Trust's Advisor advises the Liquidating Trust and certain affiliates of the Liquidating Trust with respect to the management and potential disposition of the Sutter Square, Western Place and Congress Center properties, as discussed more fully below. The Liquidating Trust's Advisor is a Virginia limited liability company that was formed in April of 1998 to advise syndicated limited partnerships, limited liability companies, and other entities, including many of the Liquidating Trust's affiliates, regarding the acquisition, management and disposition of real estate assets.

The terms of the Liquidating Trust described above have been in effect since the formation of the Liquidating Trust on January 22, 2008, pursuant to the Liquidating Trust Agreement and the Plan of Dissolution, and have not since been amended in any way. The duties of the Trustees, the governance of the Liquidating Trust, and the responsibilities of the Advisor remain the same as they were upon the formation of the Liquidating Trust.

Prior No-Action Relief

On February 20, 2008, the Company and the Liquidating Trust requested assurances from the Staff that it would not recommend any enforcement action to the Commission if the Liquidating Trust did not register and report with respect to the units of beneficial interest in the Liquidating Trust under Sections 12(g) and 13, or comply with the proxy rules contained in Section 14, of the Exchange Act. On February 25, 2008, the Staff stated that it would not recommend enforcement action if the Liquidating Trust, in reliance on the Liquidating Trust's opinion of counsel that the Liquidating Trust was not an issuer of "equity securities" within the meaning of Section 12(g) of the Act, operated as described in the Liquidating Trust's February Letter without compliance with the registration and reporting requirements of the Exchange Act (the "February Letter").

In granting the relief requested by the Company and the Liquidating Trust, the Staff noted the following, which we hereby confirm were and remain true:

- The Company's stockholders approved the Plan of Liquidation to pursue the orderly disposition of the Company's remaining assets and wind down the Company's business;

- Prior to its dissolution, the Company was current and timely in its reporting obligations under the Exchange Act;

- The Company filed articles of dissolution with the State Department of Assessments and Taxation of Maryland and the effective date of the dissolution was January 28, 2008;

- The beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;

- The beneficial interests in the Liquidating Trust are not and will not be represented by certificates;

- The purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;

- The Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- Neither the Trustees nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;

- The Trustees will provide each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information that are filed on Forms 10-K and 8-K; and

- The Form 10-K will include as an exhibit a certification.

Therefore, in accordance with the terms of the February Letter, the Trustees have caused the Liquidating Trust to timely file and provide each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K. Further, holders of interests have received annual statements from the Trustees and were provided with other annual and current reports as deemed necessary by the Trustees, filed on Form 10-K or 8-K, as appropriate. Annual reports have contained information for a company in a nonoperating, liquidation mode prepared in accordance with generally accepted accounting principles and have included a certification, signed by Mr. Wescombe, the Chairman of the Trustees, in his individual capacity. We note in this regard that the 2007, 2008 and 2009 reports included paragraph 4 of the certification. Given that the Liquidating Trust is a non-accelerated filer that does not engage auditors, the Forms 10-K for 2007, 2008 and 2009 did not include auditor's attestations under Item 308(b) of Regulation S-K.

Also as required by the February Letter, the Trustees have ensured that no certificates have been issued to represent the beneficial interests in the Liquidating Trust and such beneficial interests are not transferable. Due to the restriction on transfer, there has been no market for the beneficial interests in the Liquidating Trust and none is anticipated to develop. To the Trustees' knowledge there has been no trading of the units. From the creation of the Liquidating Trust through July 30, 2010, the latest practicable date for which information is available, there have been 1,924 transfers of beneficial interests by will, intestate succession or operation of law. In addition, during this period, there have been 28 cases where the form of ownership of the beneficial interest has been changed, but the Taxpayer Identification Numbers and the beneficial owners associated with the beneficial interests have remained the same. Also as of July 30, 2010, there were 13,934 beneficial interest holders, 76 more than the 13,858 holders of the Company's Common Stock on the Record Date who received beneficial interests in the Liquidating Trust. All transfers that have occurred since the Record Date were permitted under both the terms of the February Letter and the terms of Liquidating Trust.

Finally, in accordance with the February Letter, the units have not been listed on any exchange and will not be traded. Neither the Trustees nor other persons affiliated with the Liquidating Trust or the Company has taken any actions to facilitate or encourage any trading in the beneficial interests of the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust. To the Trustees' knowledge no one affiliated with the Company or the Liquidating Trust has taken such actions.

Liquidation Efforts

Since the stockholders of the Company approved the Plan of Liquidation, the Company liquidated its position in 20 real estate investments and transferred five remaining real estate investments to the Liquidating Trust for liquidation on January 28, 2008. As noted above, under the terms of the Liquidating Trust Agreement the sole purpose of the Liquidating Trust is winding up the affairs and liquidating the assets of the Company, and the Liquidating Trust may not continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of the assets of the Liquidating Trust.

On March 12, 2008, the Liquidating Trust sold its 100% interest in its Pax River property located in Lexington, Maryland, to Hampshire Global Partners, LLC, an unaffiliated third party, for a sales price of $14,475,000. The Liquidating Trust's net cash proceeds from the sale were $13,984,000 after payment of closing costs and other transaction expenses. A sales commission of $253,000, or 1.7% of the sales price, was paid to an unaffiliated broker.

On October 31, 2008, the Liquidating Trust, through GREIT-Congress Center, LLC, entered into a purchase and sale agreement to sell its Congress Center property located in Chicago, Illinois to FSP Congress Center, LLC, or FSP, an unaffiliated third party, for an aggregate sales price of $130,000,000. The Liquidating Trust owns, through GREIT-Congress Center, LLC, a 30.0% interest in the Congress Center property. On January 13, 2009, FSP elected to terminate the agreement as provided for under its terms. Our Advisor continues its efforts to sell the Congress Center property.

In April 2009, the Liquidating Trust repaid approximately $24.7 million on the mortgage loan related to its Western Place property located in Fort Worth, Texas, which represented all outstanding principal and interest then due and payable to the lender.

On July 31, 2009, after a comprehensive analysis of the Liquidating Trust's operations and cash flows, the Trustees determined that it was prudent to reduce the monthly liquidating distributions by 50% from 7.50% to 3.75%, effective with the September 2009 payment. The Trustees determined that such a distribution reduction was necessary as the Liquidating Trust, at that time, did not have any properties under contract for sale and would not have any significant sources of cash to continue to pay monthly liquidating distributions at the 7.50% distribution rate. In addition, the Trustees decided to reduce the fees they were entitled to receive by 25% for each meeting from $1,000 to $750 per meeting per Trustee and from $1,500 to $1,125 per meeting for the Chairman of the Trustees.

For the year ended December 31, 2009, the Liquidating Trust paid approximately $4,612,000, or $0.11 per unit, in distributions to its beneficiaries. The beneficiaries of the Liquidating Trust have received cumulative distributions through December 31, 2009 of approximately $393,323,000, including $382,270,000 paid to Company stockholders prior to the transfer of the Company's assets and liabilities to the Liquidating Trust.

On May 3, 2010, the Liquidating Trust sold its 100% interest in its Pacific Place property located in Dallas, Texas to Boxer F2, L.P., an unaffiliated third party, for a sale price of $5,300,000, plus closing costs. The Liquidating Trust's net cash proceeds were $5,088,000 after payment of closing costs and other transaction expenses. The Liquidating Trust paid a sales commission of approximately $98,000, or 1.8% of the sales price, to a real estate broker of Grubb & Ellis Company, the parent company of the Liquidating Trust's Advisor, Grubb & Ellis Realty Investors, LLC, for real estate brokerage services. The Liquidating Trust's Advisor waived the disposition fee it was entitled to receive in connection with the sale of Pacific Place, therefore, a disposition fee was not paid to its Advisor.

On June 1, 2010, the Liquidating Trust announced that as a result of the sale of Pacific Place, the Trustees had approved a distribution payment to its beneficiaries in the amount of $4,000,000, or $0.09 per unit, which is comprised of the quarterly liquidating distribution for the second quarter of 2010 of $865,000 and an additional special liquidating distribution of $3,135,000. Following the sale of Pacific Place, the Trustees determined that the Liquidating Trust's remaining portfolio does not generate adequate cash flow to support the payment of quarterly liquidating distributions. Prospectively, the Trustees will only pay liquidating distributions to beneficiaries upon the sale of the Liquidating Trust's three remaining assets, or as the Trustees otherwise deem appropriate.

Assets and Liabilities

As of December 31, 2009, the remaining assets and liabilities of the Liquidating Trust were the following:

- *Real Property.* The Liquidating Trust owned: (i) a 100% interest in an office building in Sacramento, California through its ownership interest in GREIT-Sutter Square, LP; (ii) a 100% interest in an office building in Dallas, Texas through its ownership in G REIT Pacific Place, LP (*which was subsequently sold on May 3, 2010*); (iii) a 78.5% interest in an office building in Fort Worth, Texas through its ownership interest in GREIT-Western Place, LP; and (iv) a 30% interest in an office building in Chicago, Illinois through its ownership interest in GREIT-Congress Center, LLC.

- *Cash.* The Liquidating Trust held approximately $5,842,000 in cash for the purpose of satisfying any unknown, contingent liabilities.

- *Other Assets.* The Liquidating Trust held approximately $1,617,000 in accounts receivable, approximately $5,338,000 in related party receivables, and approximately $424,000 in estimated receipts in excess of estimated costs during liquidation of the Company. The estimated receipts in excess of estimated costs originate from income from the Liquidating Trust's interests in the Sutter Square, Pacific Place, Western Place and Congress Center properties and are intended to be disbursed through liquidating distributions.

- *Mortgage Loan Payable.* The total mortgage debt on the unconsolidated Congress Center property was $93,486,000 as of December 31, 2009, and the Liquidating Trust's portion of this mortgage debt was approximately $28,046,000.

- *Accounts Payable and Accrued Liabilities.* The Liquidating Trust held approximately $2,598,000 in accounts payable and accrued liabilities.

- *Related Party Payables.* The Liquidating Trust held approximately $146,000 in related party payables.

- *Security Deposits and Prepaid Rent.* The Liquidating Trust held approximately $443,000 in security deposits and prepaid rent.

II. ANALYSIS

Request for Continued Relief

As discussed above, on February 25, 2008, the Staff granted the request by the Company and the Liquidating Trust for assurances that it would not recommend any enforcement action to the Commission if the Liquidating Trust did not register a class of securities under the Exchange Act and complied with the reporting requirements thereunder in the manner described above.

Also as discussed above, and noted by the Staff in the February Letter, the Liquidating Trust Agreement provides for the Liquidating Trust to terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration of a period of three years from the date assets were first transferred to such Liquidating Trust, which will be January 28, 2011. However, the existence of the Liquidating Trust may be extended beyond the three year term if the Trustees determine that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustees shall have requested and received additional no-action assurances from the Staff.

Although the Staff has granted relief in other instances without an express initial three year limitation,[3] as noted above, the relief granted in the February Letter is limited to an initial three year term. This is consistent with the Liquidating Trust's limited purpose and with more recent Staff practice.[4] A request for an extension of the relief is also consistent with the relief granted and with staff practice. The Staff recently granted relief in the case of T REIT Liquidating Trust ("T REIT"), a liquidating trust seeking an extension of its prior relief, under substantially similar circumstances.[5] In granting relief to T REIT the Staff noted, among other things, that T REIT had operated in compliance with the terms of its prior relief, that there had been no amendments to its liquidating trust agreement and T REIT had been current and timely in providing each holder of a beneficial interest with periodic reports. As discussed above, the Liquidating Trust has operated in a manner substantially similar to T REIT during the period of the Liquidating Trust's prior relief.

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[3] *See e.g. JMB Income Properties, Ltd.-XIII* (Pub. Avail. May 13, 1999); *Raymond Industries, Inc.* (Pub. Avail. Aug. 13, 1984); *Harley Corporation* (Pub. Avail. Mar. 2, 1982); and *Citadel Industries, Inc.* (Pub. Avail. Sept. 13, 1976).

[4] *See, e.g. , ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. Aug. 14, 2007); *T REIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. Aug. 9, 2007); *Cygnus, Inc.* (Pub. Avail. Mar. 27, 2006).

[5] *T REIT Liquidating Trust* (Pub. Avail. Mar. 16, 2010).

As contemplated by the February Letter, and similar to T REIT, the Liquidating Trust has operated with the sole purpose of winding up the affairs of the Company and the liquidation of the Company. Under normal economic circumstances, we believe that the Liquidating Trust would have completed the process of liquidation within the initial three year time frame. The liquidation efforts have, however, suffered as a result of the worst economic crisis since the Great Depression. The weakened economy has reduced demand for commercial real estate space, leading to increased vacancy and declining rental rates. Just as in the case of T REIT, this trend has impacted the Liquidating Trust, as it has faced challenges with respect to successfully completing the disposition of its three remaining property interests in the presence of slow market conditions.

As a result of the severely challenging economic climate, the Trustees have determined that it is reasonably necessary to extend the term of the Liquidating Trust for three years in order to fulfill the purpose of the Liquidating Trust, which will not be completed by January 28, 2011. Such an extension of the term of the Liquidating Trust, as well as continued no-action relief, was contemplated in the February Letter. Although the Trustees believe that the liquidation of the remaining assets may likely be completed within one to three years from the original termination date, we intend to extend the term of the Liquidating Trust so that it will terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of the Liquidating Trust Agreement, as extended, or (ii) January 28, 2014. Given the uncertainty in the current economy and the costs associated with extensions of the Liquidating Trust documentation and the preparation and submission of multiple requests for relief, we believe that an additional three years will permit the orderly liquidation of the Liquidating Trust's assets while ensuring the maximum value for beneficiaries.

As described above in Section I, the Trustees have caused the Liquidating Trust to operate in accordance with the Liquidating Trust Agreement and in compliance with the terms under which the Staff granted no-action relief as described in the February Letter. If relief is granted, the Trustees will continue to cause the Liquidating Trust to continue to operate in the manner described herein. In particular:

- The purpose of the Liquidating Trust is to liquidate and distribute the Company's assets transferred to it.

- The Trustees will cause the Liquidating Trust to timely file periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K. Further, holders of interests will continue to receive annual statements from the Trustees and will be provided with other annual and current reports as deemed necessary by the Trustees, filed on Form 10-K or 8-K, as appropriate. Annual reports will continue to contain information for a company in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles and will include the certification, signed by Mr. Wescombe, the Chairman of the Trustees, in his individual capacity, or any successor Trustee, in his or her individual capacity and in the form attached hereto as Exhibit A.

Given that the Liquidating Trust will not engage auditors, the Form 10-K will not include an auditor's attestation under Item 308(b) of Regulation S-K.

- The Trustees will ensure that no certificates will be issued to represent the beneficial interests in the Liquidating Trust and such beneficial interests will not be transferable except by will, intestate succession or operation of law. As noted above, due to the restriction on transfer, there has been no market for the beneficial interests in the Liquidating Trust and none is anticipated to develop.

- The units will not be listed on any exchange and will not be traded. Neither the Trustees nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests of the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust.

- Unless the term of the Liquidating Trust is extended, the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date the assets were first transferred to it, which will be January 28, 2011. The Liquidating Trust's existence can only be extended beyond such three year period if the Trustees reasonably determine that an extension is necessary to fulfill the purpose of the Liquidating Trust; provided that the Trustees have requested and obtained additional no-action assurance from the Staff prior to such extension. The Trustees have reasonably determined that an extension is necessary to fulfill the purpose of the Liquidating Trust. The Liquidating Trust will continue to operate solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate upon the earlier of the complete distribution of the Liquidating Trust corpus or January 28, 2014. However, the existence of the Liquidating Trust may be extended beyond the three year term if the Trustees determine that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustees shall have requested and received additional no-action assurances from the Staff.

It continues to be our opinion that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act. In addition, it continues to be true that compliance with the reporting obligations of the Exchange Act and the proxy rules would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of beneficial interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would further decrease the proceeds available for distribution. Moreover, the Liquidating Trust will continue to provide the same level of information to investors that the Staff previously determined was sufficient and in the interests of investors.

As such, we believe that the foregoing continues to meet the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements. In addition, we believe that the fact that the Liquidating Trust has operated as contemplated by the relief granted in the February Letter and needs a limited amount of additional time to fulfill its purpose, supports our request for continued relief.

III. CONCLUSION AND REQUEST FOR NO-ACTION RELIEF

Based on the foregoing, we respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register the interests under the Exchange Act and continues to comply with the reporting requirements thereunder in the manner proposed in the February Letter and above.

If you have any questions with respect to this request or require any additional information, please the undersigned at (202) 239-3990.

Sincerely,

/s/ Carol M. McGee

Carol M. McGee

CMM:iwg

Exhibit A
Certification

I, Gary T. Wescombe, certify that:

1. I have reviewed this annual report on Form 10-K of G REIT Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the net assets and changes in net assets under the liquidation basis of accounting of G REIT Liquidating Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the

Liquidating Trust's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

Date: __________

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Gary T. Wescombe
Chairman of the Trustees